

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

Via Email
John C. Hansen
President and Chief Executive Officer
Santa Lucia Bancorp
7480 El Camino Real
Atascadero, California 93422

> **Re: Santa Lucia Bancorp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 1, 2011**
> **File No. 000-51901**

Dear Mr. Hansen:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Summary Term Sheet

The Parties to the Merger, page 1

1. Please revise the second paragraph to provide the total assets, net loans held for investment, total deposits and shareholders' equity as of March 31, 2011.

Proposal 1: The Merger

Background of the Merger

Examination of Strategic Alternatives by Santa Lucia Bancorp Prior to Discussions with
Carpenter and Mission, page 28

2. We note that you provide a general overview of the number of strategic partners that
signed disclosure agreements and were provided with due diligence from December 2010
through June 2011. Please revise to more clearly describe when each nondisclosure
agreement was entered into and the timeframe during which each strategic partner
conducted due diligence. Disclose whether any of the strategic partners put forth a bid
and, if so, discuss why negotiations with those potential partners did not materialize.
Further, we note your disclosure that only one strategic partner conducted on site due
diligence. Please revise to specify whether you are referring to Carpenter and Mission; if
not, disclose the events that took place with this strategic partner after it conducted on site
due diligence.

Discussions and Negotiations between Santa Lucia Bancorp, Carpenter and Mission, page 32

3. We note your disclosure that Carpenter, Mission and MC Bank signed a nondisclosure
agreement with Santa Lucia on December 13, 2010. Please revise to provide a more
detailed explanation of the discussions and communications that were conducted among
these parties prior to the execution of the nondisclosure agreement.

Opinion of Santa Lucia's Financial Advisor, page 41

4. Please revise the last paragraph on page 41 to disclose the total amount of compensation
that D.A. Davidson will receive for performing its financial advisory services and
rendering its written opinion. Also disclose the amount that is contingent upon
consummation of the merger. Refer to Item 1015(b)(4) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3583 with any questions.

Sincerely,

/s/ Matt S. McNair

Matt S. McNair
Staff Attorney

cc: Via Email
        Kenneth E. Moore
        Stuart Moore Attorneys At Law